EF Hutton America, Inc.

77 Water Street, 7th Floor

New York, NY 10005

April 1, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

E.F. Hutton America, Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2014

Filed February 18, 2016

Forms 10-Q for the Quarterly Period Ended March 31, June 30 and September 30,

2015

Filed May 21, September 21, and November 23, 2015

File No. 000-55175

Dear Sir or Madam:

In response to your comment letter dated March 11, 2016, please note the following:

Forms 10-Q for the Quarterly Periods Ended March 31, June 30 and September 30, 2015

1. Please file amendments to the each Form 10-Q to reflect the revised value of the assets acquired from EFH Wyoming. Address in those amendments our previous comments related to your December 31, 2014 Form 10-K, as applicable. Also when amending your Form 10-Q for the quarterly period ended March 31, 2015, describe the nature of and effect of the error related to the restatement for the stock-based compensation.

The Form 10-Qs have been amended to address previous comments related to the December 31, 2014 Form 10-K.  Note 1 has been amended to state “The purchase of the assets was deemed under Generally Accepted Accounting Principles (“GAAP”) to be an affiliate transaction and, as such, the assets are carried at the seller’s carrying value of $10,025,000.”

Note 6 has been amended to state “On November 25, 2014, the Company purchased certain assets from EFH Group, Inc., a Wyoming corporation.  The license to use the EF Hutton name was the only material asset purchased.  This license has an indefinite useful life.

The purchase of the assets was deemed under GAAP to be an affiliate transaction and, as such, the assets are carried at the seller’s carrying value of $10,025,000.  The Company issued a total of 52,173,000 restricted common shares and 5,797,000 restricted Class B common shares as consideration for the EFH Wyoming asset purchase.”

The 10-Q for the quarterly period ended March 31, 2015 does not describe the restatement, as this information was disclosed in the Form 10-K for the year ended December 31, 2014.

Very truly yours,

/s/Christopher Daniels

Christopher Daniels

Chief Executive Officer

EF Hutton America, Inc.